[Ameritas Life Insurance Corp. Logo]
--------------------------------------------------------------------------------
                                                                 5900 "O" Street
                                                               Lincoln, NE 68510
                                                                    402-467-1122

August 3, 2010

                                            Via EDGAR and overnight express mail

Alison White, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:  Ameritas Life Insurance Corp. and
     Ameritas Variable Separate Account VL, 1940 Act No. 811-21136
     Allocator 2000 Flexible Premium Variable Universal Life Insurance, 1933 Act No. 333-142495
     Correspondence for Post-Effective Amendment No. 1 on Form N-6 Pursuant to Rule 485(a)

Dear Ms. White:

Ameritas Life Insurance Corp. ("Depositor" and "Ameritas Life") and Ameritas Variable Separate Account VL ("Registrant" and "Separate Account") are submitting this Correspondence in response to staff comments received July 26, 2010 for the above referenced Amendment to the Registration Statement.

1. You requested that we provide the basis for when updating amendments are filed for this product.

     Response: Great-West Life & Annuity Insurance Company ("Great-West") wrote a letter to the Securities and Exchange Commission (the "Commission") on August 14, 1990 (the "Great-West Letter"), requesting that the Commission would not recommend enforcement against Great-West if post-effective amendments were not filed under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 ("the "1940 Act") and if updated prospectuses were not distributed to existing contract owners, subject to certain conditions. The conditions Great-West stated included that no new contracts would be offered to the public. Further, Great-West represented that it would provide the following material to all existing contract owners:
     (a) Annual and semi-annual reports of the underlying fund portfolios in which the subaccounts of the Separate Account invest, current prospectuses for the investment portfolios, proxy statements and voting instructions, and other shareholder materials pertaining to the investment portfolios;
     (b) Confirmations of policy transactions, including transfers among the investment options, withdrawals, reduction of insurance, reinstatement, loan repayments and due and unpaid loan interest added to loan principal;
     (c) Within 120 days after the close of the fiscal year, audited financial statements for the Registrant and the Depositor; and
     (d) At least once a year, a statement of the number of units and values in each contract owner's accounts.

     On October 23, 1990, the Commission granted "No-Action" relief to Great-West provided that the above conditions were met. The Commission's letter to Great-West stated that "facts or conditions different than those presented in your letter might require a different conclusion." However, the Commission's letter also stated that "We will no longer respond to no-action requests in this area unless they raise novel issues or involve more than 5,000 variable annuity or variable life insurance contract owners."

     The Allocator 2000 Flexible Premium Variable Universal Life Insurance ("Allocator 2000 VUL") presents no novel issue and meets the conditions of the Great-West Letter. It is closed to new sales. There are no more than 5,000 policies in effect (3,272 as of July 1, 2010). The Registrant and Depositor provide updated portfolio, Policy, and financial information to contract owners. Therefore, we believe that the Registrant and Depositor may rely on meeting the conditions of the Great-West Letter as the basis for not making annual updating filings for the Allocator 2000 VUL.

     The Allocator 2000 VUL post-effective amendment filed on June 30, 2010 was to document a material change to the existing contract. We will file a Rule 485(b) amendment reflecting revisions discussed in this Correspondence, and we will comply with the prospectus delivery requirements of the 1933 Act in connection with providing the revised prospectuses to owners. Thereafter, we will file a post-effective amendment if any other material change to the product, although not expected, occurs. In the event there are no further material changes, we will evaluate our ability to forego filing updating amendments.

2. You requested that we revise the EDGAR Class ID product name from "Allocator" to "Allocator 2000."

     Response: The EDGAR filing system does not permit a series to have more than one class (contract) with the same name at the same time. (Regulation
     232.313 Identification of investment company type and series and/or class (or contract) under the Securities Act of 1933; U.S. Securities and Exchange Commission Notice and FAQ's re: Mandatory Series and Class (Contract) Identifiers.) Ameritas Variable Life Insurance Company ("AVLIC"), a wholly owned subsidiary of Ameritas Life, was the depositor for this product until the merger of AVLIC into Ameritas Life on April 30, 2007. At that time, Ameritas Life, the surviving entity, became the Depositor. The Registrant remained the same; and therefore, the series identifier remained the same. However, new contract prospectuses were filed under Form N-6, so the EDGAR filing system assigned new class (contract) identifiers for each product at that time. We had used "Allocator 2000" as the class name for this product when AVLIC was the depositor. We selected a new class name for the new class identifier in order to keep records as filed initially for the AVLIC products and use other clearly identifiable names for the contracts under Ameritas Life. Although, theoretically, we could have revised the "old" (AVLIC) class name, and then reused the class name, we believed this could pose additional issues. Due to the EDGAR constraints mentioned herein, we prefer not to change the class identifier product name.

3. You commented that we should revise the cover page to state the minimum interest rate of the Fixed Account.

     Response: We revised the sentence on the cover to read: "We guarantee a fixed rate of interest of 4.5% on your investment in the Fixed Account."

4. You commented that, because this product is closed to new sales, we should remove text about new sales, but clarify that existing contract owners may still contribute to their accounts.

     Response:  We  revised  text  as  follows:
          - Page 3. The phrase "is offered and issued" was changed to "is administered" in two locations, since this product has not been sold since it was initially offered by its first depositor, Acacia National Life Insurance Company, which discontinued doing business in 2006 when it merged into its parent company, Acacia Life Insurance Company, which has been a wholly owned subsidiary of the Depositor since 2009.
          - Page 17. Text in the POLICY APPLICATION AND ISSUANCE was changed to state the Policy is closed to new sales and to state the past tense, as applicable.
          - Page 17. The statement "You may continue to contribute to your Policy." was added to the paragraph on Crediting and Allocating Premium.
          - Page 21. The section on "FREE LOOK" RIGHTS was revised to state the past tense.

5. You commented that the sentence, "The Policy is usually unsuitable for short-term savings or life insurance needs." on page 3, does not make sense, since Allocator 2000 is a life insurance product.

     Response: We corrected the sentence by inserting the term "short-term" before the mention of life insurance. The sentence now reads" "The Policy is usually unsuitable for short-term savings or short-term life insurance needs.

6. You commented that the term "Planned Periodic Premiums," which is used on page 4 and throughout the prospectus, has initial capital letters, but is not a defined term.

     Response: We added the definition for "Planned Periodic Premiums" to the DEFINED TERMS section, on page 30. We also made the word "Premium" plural in one use of the phrase on page 17.

7. You commented that state premium taxes are not reflected in the table on page 7, and asked that we confirm that they are not paid out of the premium expense charge.

     Response: The premium expense charge for this product does partially offset premium taxes imposed by some states and local governments. This information is provided in the CHARGES EXPLAINED section of the prospectus on page 8. Therefore, we added a parenthetical statement to the table on page 7 that "(This charge partially offsets state and local taxes. See the CHARGES EXPLAINED section for more information.)."

8. You commented that the Cost of Insurance and other variable periodic charges on pages 7-8 do not provide information in response to Form N-6 Instruction 3 (b) (iii) about how policy owners can learn more information about the specific charges that apply to them. As discussed, we had previously received Commission comments that the prospectus should be a "stand-alone" document, you clarified that this is an instance where it is appropriate to refer to the policy form or other documentation provided to the policy owner.

     Response: Based on our understanding of the prospectus as a "stand-alone" document, we had removed several references to the policy when we prepared Amendment No. 1 for this product. These changes included deleting the statement "Ask for a Policy illustration or see your Policy for the charges applicable to you." from the MONTHLY DEDUCTIONS FROM POLICY VALUE heading section of the table. We have reinserted the deleted text at the end of the heading notes for that section.

9. You commented that the PORTFOLIO COMPANY OPERATING EXPENSES section chart, page 8, needs only one line for "Before and After any Waivers and Reductions" when the expenses are the same under both conditions.

     Response: We revised the chart to use a single line for the minimum and maximum expenses.

10. You commented that the capitalized term "Benchmark Premium," which is used on page 19, is not clearly defined.

     Response: We added a parenthetical stating "(See "Premium" in the DEFINED TERMS section.)" following the term "Benchmark Premium" on page 19.

We have made the revisions discussed in Items 3-10, above, for the Rule 485(b) amendment we plan to submit for this product in August. Also, on page 3, we corrected the initial face amount of insurance coverage from $25,000 to $100,000 (The correct amount was stated on page 17.). We can provide either a "clean" and/or a "red-line" version of the Rule 485(b) prospectus draft prior to our amendment filing.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing. We have provided all information investors require for an informed decision. Since the Separate Account and its management are in possession of all facts relating to the Separate Account's disclosure, we are responsible for the accuracy and adequacy of the disclosures we have made.

     We further acknowledge that:

     - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Separate Account from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - The Separate Account may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this filing, please telephone me at 402-467-7894, or our lead securities attorney, Ann Diers, at 402-467-7847.

Sincerely,

/s/  Sally R. Bredensteiner

Sally R. Bredensteiner
Assistant Counsel